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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL REPORTS
FORM X-17A-5
PART III

SEC FILE NUMBER

8-65464

FACING PAGE
Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING **01/01/2024** AND ENDING **12/31/2024**

MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: **Colchester Partners, LLC**

TYPE OF REGISTRANT (check all applicable boxes):

☑ Broker-dealer   ☐ Security-based swap dealer   ☐ Major security-based swap participant
       ☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

53 State Street Suite 1304

(No. and Street)

Boston   **MA**   **02109**

(City)   (State)   (Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Eric Andrew   **(617)896-0202**   eandrew@colchesterpartners.com

(Name)   (Area Code – Telephone Number)   (Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Rolleri & Sheppard CPAS, LLP

(Name – if individual, state last, first, and middle name)

2150 Post Road 5 Fl   **Fairfield**   **CT**   **06824**

(Address)   (City)   (State)   (Zip Code)

(Date of Registration with PCAOB)(if applicable)   (PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public
   accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17
   CFR 240.17a-5(e)(1)(ii), if applicable.

**Persons who are to respond to the collection of information contained in this form are not required to respond unless the form
displays a currently valid OMB control number.**

OATH OR AFFIRMATION

I, Eric Andrew , swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of Colchester Partners LLC , as of 12/31 , 2 024 , is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

OMAIDA Y. CASTILLO
Notary Public, Commonwealth of Massachusetts
My Commission Expires April 10, 2031

Omaida Y. Castillo 2/28/25
Notary Public

Signature: [signature] 02/28/25

Title:
Managing Director

This filing contains (check all applicable boxes):

- ☒ (a) Statement of financial condition.
- ☒ (b) Notes to consolidated statement of financial condition.
- ☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☐ (d) Statement of cash flows.
- ☐ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☐ (g) Notes to consolidated financial statements.
- ☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☒ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☒ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: _____

To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.

COLCHESTER PARTNERS, LLC

**STATEMENT OF FINANCIAL
CONDITION**

**FOR THE YEAR ENDED
DECEMBER 31, 2024**

COLCHESTER PARTNERS, LLC

TABLE OF CONTENTS

DECEMBER 31, 2024

Page

Rolleri & Sheppard CPAS, LLP
Ryan C. Sheppard, CPA, CFF, Managing Partner
John M. Rolleri, CPA, CFE, Senior Partner
Jayme L. White, CPA, Partner

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Members
  of Colchester Partners, LLC

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Colchester Partners, LLC as of December 31, 2024, and the related notes (collectively referred to as the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of Colchester Partners, LLC as of December 31, 2024 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of Colchester Partners, LLC's management. Our responsibility is to express an opinion on Colchester Partners, LLC's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to Colchester Partners, LLC in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

R & S CPAS, LLP

Rolleri & Sheppard CPAS, LLP

We have served as Colchester Partners, LLC's auditor since 2021.

Fairfield, Connecticut
February 27, 2025

1

2150 Post Road, 5th Floor • Fairfield, CT 06824
p:203.259.2727 • f:203.256.2727 www.rollerisheppardcpas.com

American Institute of Certified Public Accountants • Connecticut Society of Certified Public Accountants
Public Company Accounting Oversight Board • New York State Society of Certified Public Accountants • Massachusetts Society of CPAs

COLCHESTER PARTNERS, LLC

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2024

ASSETS

CURRENT ASSETS

Cash	$	2,104,981
Accounts receivable		63,300
Contract assets - reimbursed expenses, less allowance for credit losses of $24,895		18,230
TOTAL CURRENT ASSETS		2,186,511

EQUIPMENT AND IMPROVEMENTS

Computer equipment	25,068
Office equipment	49,399
Furniture and fixtures	112,955
Leasehold improvements	68,597
TOTAL EQUIPMENT AND IMPROVEMENTS, COST	256,019
Less accumulated depreciation	(141,555)
TOTAL EQUIPMENT AND IMPROVEMENTS, NET	114,464

OTHER ASSETS

Rent deposits	123,726
Operating lease right-of-use asset	1,865,060
TOTAL OTHER ASSETS	1,988,786

TOTAL ASSETS	$	4,289,761

LIABILITIES AND MEMBERS' EQUITY

CURRENT LIABILITIES

Accounts payable and accrued expenses	$	31,939
Lease liability		452,661
Deferred revenue		355,000
TOTAL CURRENT LIABILITIES		839,600

LONG TERM PORTION OF LEASE LIABILITY		1,678,782
TOTAL LIABILITIES		2,518,382
MEMBERS' EQUITY		1,771,379
TOTAL LIABILITIES AND MEMBERS' EQUITY	$	4,289,761

NOTE 1   *NATURE OF BUSINESS*

Colchester Partners, LLC (the "Company") is a broker-dealer registered with the Securities and Exchange Commission ("SEC") and is a member of Financial Industry Regulatory Authority ("FINRA"). The Company is an investment banking and strategic advisory firm organized to serve the needs of investment management organizations and their professionals throughout the United States of America.

NOTE 2   *SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES*

Use of Estimates

The preparation of financial statements and related disclosures in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements, and revenues and expenses during the period reported. Actual results could differ from those estimates.

Revenue Recognition

The Company adheres to the guidance under ASC Topic 606, Revenue from Contracts with Customers ("ASC Topic 606"). The revenue recognition guidance requires that an entity recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. The guidance requires an entity to follow a five-step model to (a) identify the contract(s) with a customer, (b) identify the performance obligations in the contract, (c) determine the transaction price, (d) allocate the transaction price to the performance obligations in the contract, and (e) recognize revenue when (or as) the entity satisfies a performance obligation.

The Company provides corporate advisory services. Revenue for advisory arrangements is generally recognized at a point in time that performance under the arrangement is completed (the closing date of the transaction) or the contract is cancelled. However, for certain contracts, revenue is recognized over time for advisory arrangements in which the performance obligations are simultaneously provided by the Company and consumed by the customer. In some circumstances, significant judgment is needed to determine the timing and measure of progress appropriate for revenue recognition under a specific contract. Retainers and other fees received from customers prior to recognizing revenue are reflected as contract liabilities on the statement of financial condition.

NOTE 2   *SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)*

Contract Balances

The timing of revenue recognition, billings and cash collections results in billed accounts receivable, reimbursed expenses (contract assets), and deferred revenue (contract liabilities) on the statement of financial condition.

The beginning and ending contract balances were as follows:

	December 31,	
	2024	**2023**
Accounts receivable	$ 63,300	$ 113,967
Contract assets - reimbursed expenses	$ 43,125	$ 72,400
Contract liabilties - deferred revenue	$ 355,000	$ 355,000
Beginning contract liabilities, Januray 1, 2024		$ 355,000
Revenue recognized from beginning contract liabilities		(265,000)
Increase in contract liabilities due to cash received during the period		265,000
Ending contract liabilities, December 31, 2024		$ 355,000

Cash and Cash Equivalents

The Company considers all liquid investment instruments with original maturities of ninety days or less to be cash equivalents. Cash equivalents are carried at cost, which approximates market value.

Concentrations of Credit Risk

The Company maintains its cash in a commercial bank. The balances are insured by the Federal Deposit Insurance Corporation ("FDIC") up to $250,000. At times during the year ended December 31, 2024 balances in deposit accounts exceeded FDIC insured limits. The Company monitors its exposure and has not experienced any losses in such accounts.

Concentration of credit risk related to trade accounts receivable is limited due to a client base of companies and individuals with high net worth. The Company performs credit evaluations of its clients' financial condition and does not require collateral, since management does not anticipate nonperformance of payment.

NOTE 2   *SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)*

Fair Value

All current assets and current liabilities, because of their short-term nature, are stated at cost or face value, which approximates market value.

Equipment and Improvements

Equipment and improvements are stated at cost. Depreciation and amortization are computed principally using the straight-line method over the estimated economic or useful lives of the applicable assets, which range from 3 to 7 years. Leasehold improvements are amortized over the lesser of the remaining life of the lease or the useful life of the improvements. The cost of maintenance and repairs are expensed as incurred.

Depreciation for the Company related to equipment and improvements was $39,579 for December 31, 2024.

Leases

Accounting Standards Update (ASU) 2016-02, Leases ("ASC 842"), requires an entity to recognize right-of-use assets and lease obligations on its balance sheet for all finance and or operating leases with a lease term of more than 12 months. Short-term rentals under year-to-year leases or with lease terms of 12 months or less are exempt from being capitalized. Leases are classified as finance leases when the Company expects to consume a major part of the economic benefits of the leased assets over the remaining lease term. Conversely, the Company is not expected to consume a major part of the economic benefits of assets classified as operating leases. The lease classification affects both the pattern and presentation of expense recognized in the statement of income, statement of changes in members' equity, the categorization of assets and liabilities in the statement of financial condition, and classification of cash flows in the statement of cash flows.

The Company has made an accounting policy election to use a risk-free rate as the discount rate in measuring its lease obligations. Under this election, the risk-free rate used is the United States Treasury instrument with a term consistent with the remaining lease term of an applicable lease.

Total lease cost consists of two components: amortization expense related to the write-off of right-of-use assets, and interest expense from lease obligations.

NOTE 2   *SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)*

Leases (Continued)

For financing leases, total lease cost is recorded on an accelerated basis whereby interest expense is recorded using the effective interest method and right-of-use assets are amortized on a straight-line basis over the remaining lease term. For operating leases, total lease cost is measured and recorded on a straight-line basis over the lease term.

Lease obligations are measured and recorded at the present value of future lease payments using a discount rate.

Right of use assets are generally measured and recorded at the sum of the lease obligation, any initial direct costs to consummate the lease, and any lease payments made on or before the commencement date.

NOTE 3   *ACCOUNTS RECEIVABLE AND ALLOWANCE FOR CREDIT LOSSES*

The Company's accounts receivable are client obligations due under normal trade terms carried at cost, less provisions for bad debts. The Company evaluates the carrying amount of its accounts receivable on an ongoing basis and establishes a valuation allowance based on a number of factors, including specific client circumstances, historical rate of write-offs and the past due status of the accounts. At the end of each reporting period, the allowance is reviewed and analyzed for adequacy, and if relevant, is adjusted accordingly. The allowance is increased through a reduction of revenues and/or an increase in bad debt expense. At December 31, 2024, management recorded an allowance for doubtful accounts of $24,895.

The reconciliation of allowance for credit losses are as follows:

Beginning balance, Januray 1, 2024	$	31,307
Provision for credit losses		-
Write-offs		-
Recoveries		(6,412)
Ending balance, December 31, 2024	$	24,895

NOTE 4   *LEASES*

The Company has two operating leases for office space located in Boston and New York City. The leases have remaining lease terms of 4.5 years and 3.5 years, respectively. The company recorded a security deposit of $56,859 and $66,867, respectively, as of December 31, 2024.

The following summarizes the line items in the statement of financial condition which include amounts for operating leases as of December 31, 2024:

Operating Leases

Operating lease right-of-use-assets	$ 1,865,060
Operating lease liabilities	$ 2,131,443

The following summarizes the weighted average remaining lease term and discount rate as of December 31, 2024:

Weighted Average Remaining Lease Term

Operating leases	4.25 years

Weighted Average Discount Rate

Operating leases	4.27%

The following summarizes the line items in the income statement which include the components of lease expense for the year ended December 31, 2024:

Operating lease expense included in operating expenses	$ 416,202

The following summarizes cash flow information related to leases for the year ended December 31, 2024:

Cash paid for amounts included in the measurement of lease liabilities:	
Operating cash flows from operating leases	$ 183,883
Lease assets obtained in exchange for lease obligations:	
Operating leases	$ 1,432,550

Rent expense for the year ended December 31, 2024 was $416,202. The lease asset and liability were calculated using a discount rate of 4.39% for Boston and 4% for New York City.

NOTE 4   *LEASES (CONTINUED)*

The maturities of the lease liability as of December 31, 2024 are as follows:

Year Ended December 31,	Amount
2025	$ 533,380
2026	553,229
2027	560,276
2028	467,161
2029	217,258
Total lease payments	2,331,304
Less: interest	(199,861)
Present value of lease liability	$ 2,131,443

NOTE 5   *COMMITMENTS AND CONTINGENCIES*

The Company may from time to time become involved in various legal proceedings, litigation and threatened litigation arising in the ordinary course of business. As of the date of these financial statements, there are no legal proceedings or similar matters, which individually or in the aggregate have a material effect on net capital, the financial position, results of operations or cash flows of the company.

NOTE 6   *SUBSEQUENT EVENTS*

Management has evaluated subsequent events through February 27, 2025, the date which the financial statements were available to be issued. No events occurred subsequent to the statement of financial condition date that would require adjustment to or disclosure in the financial statements.